

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

December 30, 2008

Ms. Rachel Bennun
Chief Executive Officer
Organitech USA Inc.
Yoqneam Industrial Area
P.O. Box 700
Yoqneam 20692, Israel

> **Re:** **Organitech USA Inc.**
> **Form 10-KSB**
> **Filed February 28, 2008**
> **File No. 000-22151**

Dear Ms. Bennun:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Item 8A(T) Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 28

1.   We note your statement that a "controls system cannot provide absolute assurance, however, that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures

are *designed* to provide <u>reasonable assurance</u> of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that <u>reasonable assurance</u> level. In the alternative, you may remove references to the level of assurance of your disclosure controls and procedures. Similar deficiencies were noted in your quarterly reports for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

2.   In connection with the comments issued herein, please tell us how the deficiencies in your filing impacted your conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2007 and in the subsequent quarterly periods. Your response should include a detailed discussion of the factors considered in reaching your conclusion. If you conclude that disclosure controls and procedures were not effective, please disclose the remediation plans that have been or will be enacted.

<u>Part III</u>

<u>Item 9 Directors and Executive Officers of the Registrant</u>

3.   We were unable to locate the disclosure contemplated by Item 407(d)(4)-(5) of Regulation S-B, please advise.

<u>Item 10 Executive Compensation</u>

4.   Your Item 10 Executive Compensation disclosure does not appear to fully reflect the revised requirements associated with Item 402 of Regulation S-B. For example, you do not include a Total Compensation column for your Summary Compensation table nor do you disclose the terms of pension plans provided to executives as referenced throughout this section. In future filings please ensure that you have provided disclosure responsive to Item 402 of Regulation S-K.

<u>Consolidated Financial Statements</u>

<u>Report of the Independent Registered Public Accounting Firm, F-3</u>

5.   We note the following deficiency in the audit report issued by Kost Forer Gabbay & Kasierer on your financial statements for the fiscal year ended December 31, 2007: the second paragraph of their report makes reference to the "auditing" standards of the Public Company Accounting Oversight Board in place of the "standards" of the Public Company Accounting Oversight Board. Refer to PCAOB Auditing Standard 1. Please advise your independent accountant to

revise their report to address this deficiency. Please note that you must amend on Form 10-K/A versus Form 10-KSB/A and comply with all the related disclosure requirements (see SEC Release 33-8876 which became effective on February 4, 2008).

Exhibit 31.1 and 31.2 – Section 302 Certifications

6.   We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K as the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). We also note similar deficiencies in the Section 302 certifications filed with your quarterly reports for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008. Please revise.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Management's Discussion and Analysis

Financial Condition, Liquidity and Capital Resources, page 7

7.   We note your statement that you may not have sufficient cash to satisfy your operational and development requirements over the next twelve months. Please revise to discuss your plan for managing the potential short-fall in your cash position including identifying and generating new sources of capital (e.g. sale of common stock, issuance of debt, new customer contracts, etc). Please disclose how you intend to meet both known and reasonably-likely commitments for future cash outlays (e.g. repayment of the $357,500 convertible loan presented as a current liability) and the effect that your liquidity concerns will have on projects that are currently in process. Your revised disclosure should also address any known trends and uncertainties that are expected to materially affect your liquidity position in both the current and long-term periods.

Management's Annual Report on Internal Control Over Financial Reporting for December 31, 2007, page 8

8.   We note that you have included your report on internal control over financial reporting as of December 31, 2007 in each of your subsequent quarterly filings. As it relates to a prior period, please tell us why it is appropriate to continue to present this report in your quarterly filings.

Changes in Internal Control Over Financial Reporting, page 9

9.   We note the remediation plans disclosed in your December 31, 2007 Form 10-KSB and your disclosure that you are "implementing a plan intended to remediate" your material weaknesses in internal control over financial reporting. However, the disclosures in each of your subsequent quarterly filings indicate that there have been no changes in internal control over financial reporting. Please revise or advise.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 at with any other questions.

Sincerely,

John Reynolds
Assistant Director

Via Fax: 011-972-4959-0514